PLAYBOY ENTERPRISES, INC.

LINDA G. HAVARD

EXECUTIVE VICE PRESIDENT

& CHIEF FINANCIAL OFFICER

November 9, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 3720 Attention: Terry French Accountant Branch Chief

RE:	Playboy Enterprises, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the quarter ended March 31, 2006
Filed May 10, 2006
File No. 1-14790

Ladies and Gentlemen:

We appreciate the time that you have taken both through correspondence and on the telephone to understand the Company’s position as well as to help us understand the Staff’s position on our two open issues. The purpose of this letter is to summarize what the Company continues to believe and to propose a resolution for each of these issues.

Indefinite-Lived Agreements (“ILAs”)

The Company respectfully advises the Staff that it continues to consider its interpretation of FAS 142 as it relates to the ILAs acquired in 2001 to be correct for the reasons previously articulated:

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

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The acquisition occurred at approximately the same time as the issuance of FAS 141/142. Under the guidance of these statements, we, together with a respected valuation practice we hired, made a complete analysis of the purchase price in order to determine the total purchase price allocation, including the identification of intangible assets apart from goodwill. We analyzed the economic and competitive environments of the acquired assets, as well as the historical performance and future revenue prospects of these assets. The contracts identified as definite period agreements had identifiable commencement and termination dates with no renewal terms. The contracts identified as indefinite period agreements had automatic renewal terms and/or no specified termination dates. We valued five agreements as having indefinite lives, one with a definite life and the remaining seven were not valued due to immateriality. We assigned value to the five carriage agreements based on an indefinite life using a discounted cash flow analysis. If we hadn’t come to that conclusion, we would have likely valued these ILAs at a much lower value with more of the purchase price assigned to goodwill.

•	In accordance with paragraph 17 of FAS 142, the ILAs are tested annually for impairment. The impairment test compares the fair value of the ILAs with their carrying value. No impairment has resulted.

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The rules on what constitutes a material modification are very judgmental. In our educated judgment, knowing the business as we do, we do not believe that the changes made to the ILAs are material modifications. We also believe that the impact of the changes to the agreements have not had a significant impact on our businesses, operations or financial results to date. Because we recognized the judgmental nature of this issue, we also considered the guidance in Issue Summary No. 2, Supplement No. 1, of EITF Issue 03-09 (the “Supplement”) and from Staff member Chad A. Kokenge’s speech of December 2004 at the AICPA National Conference on Current SEC and PCAOB. Paragraph 15 of the Supplement defines material modifications as: “Changes to the terms and conditions that an entity reasonably would expect to occur that it would not otherwise expect to occur if the renewable intangible asset was perpetual rather than renewable.” The Company believes that the changes that have been made to the ILAs (and the changes the Company expects may be made in the future) would be made if these ILAs were perpetual rather than renewable. We understand the Staff’s position that the changes to the agreements are material, but we respectfully submit that the facts and circumstances surrounding the amendments made to the ILAs were in the normal course of business. Even though we continue to believe the useful life of the ILAs should be indefinite based on facts and circumstances, we do understand the Staff’s position and have considered assigning lives to these agreements.

We believe a reasonable life for what we classified as ILAs is at least 25 years, which is the minimum period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions. We feel that 25-30 years is a conservative estimate given our historical experience with these contracts. Many distribution agreements that were signed in the early 1980’s when we started our television business remain in place today. Many of our agreements have automatic renewals and these have no history of non-renewal. In fact, we have never had a case of non-renewal in all the years we have operated our television business, and we continue to generate cash flows from these agreements. We have decided that,

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

rather than appeal, we will assume that the cumulative impact of the insignificant changes over 25-30 years might, in total, be considered material and, therefore, would propose amortizing these agreements over a life of 27-1/2 years.

If we now assign a life to these agreements, we believe the correct treatment is a “change in estimate” on a prospective basis. Per FAS 154, paragraph 13, a change in the estimated period to be benefited by an asset, if justified by the facts, should be recognized as a change in accounting estimate.  FAS 154, paragraph 20, uses a change of the amortization method as an example of a “change in estimate.” Per FAS 154, paragraph 19, “a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both.  A change in accounting estimate should not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods”. The change in estimate would be effective in the fourth quarter of 2006, at which time we would begin amortizing the former indefinite-lived assets.

Trademark Costs

The Company respectfully advises the Staff that it continues to consider its capitalization of certain intellectual property-related costs to be correct under FAS 142.

We do not believe that Paragraph 10 of FAS 142, which requires that “costs of internally developing, maintaining or restoring intangible assets” be expensed, is applicable to the costs relating to the Company’s trademark, service mark and domain name registrations (the “Registrations”).

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The Registrations are specifically identifiable, as evidenced by more than 7,000 trademark and service mark registrations in over 200 countries and by 3,000 domain name registrations, all of which are related to any one of our several brands.

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The Registrations have determinate lives under applicable law, but they may be renewed indefinitely for incremental terms of ten to 20 years, depending upon the jurisdiction. Management’s practice and its intention for the future are to renew these registrations as they become due. There is a difference between indefinite and indeterminate, as stated in the Appendix to FAS 142, paragraph B59, “The Board noted that an indefinite useful life is not necessarily an infinite useful life.” Further, the paragraph states, “The Board observed that indefinite does not mean the same as indeterminate.” Therefore, if the FASB wanted paragraph 10 to mean “indefinite,” we do not understand why it would have chosen to use the term “indeterminate.”

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No one brand or mark is inherent to the Company’s continuing business and related to the entity as a whole. For example, the Company’s largest segment utilizes a multitude of brands, including Playboy, Spice, Adult.com, Club Jenna and numerous domain names. Similarly, the Company’s Publishing and Licensing segments utilize both the Playboy and the Rabbit Head Design brands to generate revenues. Additionally, all the Company’s businesses generate revenues and other benefits from other registered marks, such as Femlin, HMH and Playmate. The Company expenses, when incurred, all internal costs relating to its Registrations (as these are primarily an allocation of employee time) and capitalizes only third-party expenses which may be incurred in obtaining or protecting its Registrations.

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

In accordance with FAS 142, the Company conducts annual impairment testing of these Registrations. To date, there have been no impairments.

Also, among other literature, the Company considered the Technical Practice Aid, section 2260, Other Assets, as we believe patents and trademarks have similar characteristics. The Aid states that the cost to defend a patent should be capitalized if the outcome is successful. The Company believes these costs are necessary and enhance the value of the Registrations by ensuring that they can be used in more distribution platforms, additional territories and by an increasing number of licensees and partners around the world.

We have always been transparent in our accounting for trademarks. In our search of the Edgar database, we could find few other companies that explain how they account for trademarks. However, we did find three examples which appear to indicate that all three companies also capitalize their defense costs. A hard copy of the relevant disclosure is being provided to the Staff separately, but the following are quotes from the disclosure of the three companies:

•	Company 1 - “The Company capitalizes the cost of registering and defending patents and trademarks.” (2005 10K)

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Company 2 - “The Company would assess the likelihood of prevailing in the defense of its intellectual property and would capitalize the amount spent in defense of patent and trademark rights as long as a successful outcome was reasonably anticipated.” (2005 10K)

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Company 3 - “Capitalized software costs consist of ... and costs to defend the Company’s trademark.” “Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.” (2005 10K)

Based on our conversation with the Staff, we understand that the Staff does not believe that we should be capitalizing the costs of defending the Registrations. We further understand the Staff’s concern that by following the FAS 142 guidance as we are, there is no impact on the Company’s income statement for these defense costs unless the asset would become impaired. We have had no such impairment. Therefore, the Company feels that a practical approach would be to begin to expense defense costs in the fourth quarter of 2006, even though we do not believe that capitalizing these costs has been erroneous.

Since the Company believes the prior accounting methodology was not incorrect, and the Company is willing to change its accounting for trademark defense costs in response to the SEC’s opinion that the new methodology is better, the Company feels that a prospective treatment is appropriate. Further, for many years the Company has disclosed how it has been accounting for trademarks in the notes to its financial statements and in the critical accounting policies section of its MD&A and, therefore, the methodology has always been transparent to investors. Additionally, there is transparency to investors as trademarks are broken out separately on both the balance sheet and the statements of cash flow. Lastly, the trademark assets are not impaired in any way, the value on the balance sheet is far less than what impairment testing would support, and we do not anticipate that the assets will become impaired in the future at their current balance sheet value.

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000

The Company appreciates the Staff’s reconsideration of the facts and of the Company’s suggested resolution of these two accounting matters. We are hopeful that what we have proposed in order to resolve these issues is acceptable to the Staff, as we do wish to address the Staff’s concerns and bring these issues to closure.

Very truly yours,

PLAYBOY ENTERPRISES, INC.

By:

Name:	Linda G. Havard
Title:	Executive Vice President,

Finance and Operations and

Chief Financial Officer

cc:	Al Rodriguez

(Securities and Exchange Commission)

Howard Shapiro, Esq.

(Playboy Enterprises, Inc.)

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000